ONE HORIZON GROUP,  INC.

T1-017 Tierney Building,
University of Limerick, Limerick, Ireland

July 1, 2015

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Justin Kisner

Re:	One Horizon Group, Inc.
Registration Statement on Form S-3
Filed June 18, 2015
Amendment No. 1 to Registration Statement on Form S-3
Filed June 29, 2015
File No. 333-205049

Dear Mr. Kisner:

We filed a registration statement on Form S-3 on June 18, 2015, File No. 333-205049 (the “Original Report”), Amendment No. 1 to Original Report on June 29, 2015 (the “Amendment No.1”, together with “Original Report”, the “Registration Statement”) to register shares of our common stock, warrants or units of common stock and warrants in any combination having an aggregate offering price of up to $15,000,000. We are hereby requesting that the Registration Statement be declared effective at __11:00 am ___ Eastern Standard Time on July 6, 2015.

We acknowledge that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

●	The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding this letter.

Very truly yours,
Brian Collins

/s/ Brian Collins
By: Brian Collins
President, Chief Executive Officer